Mail Stop 4561
      July 13, 2005

Kathryn L. Hale
Chief Financial Officer
Amerivest Properties Inc.
1780 South Bellaire Street, Suite 100
Denver, Colorado 80222

	Re:	Amerivest Properties Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
		File No. 1-14462

Dear Ms. Hale:

      We have reviewed your response letter dated July 8, 2005 and have the following additional comments. These comments should be addressed in all future filings.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 29

Results of Operations, page 30

Same Store Property Results

1. We note your proposed disclosure in response to our comment. Because same store net operating income is not determined on a basis consistent with the consolidated income statement, it is not reasonably possible to reconcile this information to a comparable GAAP performance measure. You may continue to include discussions of same store revenues and expenses within the context of discussing your operating results in your MD&A, but please remove discussions of same store net operating income as it not reconcilable to a GAAP measure. Further to the extent that you present net operating income on a consolidated basis, please ensure that you discuss how management uses this information and why this measure is useful to an investor as required by Item 10(e) of Regulation S-K.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
Thomas
Flinn, Staff Accountant, at (202) 551-3469 or the undersigned at
(202) 551-3498 if you have questions.
      			Sincerely,


      Cicely D. Luckey
      Accounting Branch Chief





Ms. Kathryn L. Hale
Amerivest Properties Inc.
July 13, 2005
Page 1